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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2021

Washington, DC

SEC FILE NUMBER
8- 35870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 1st Avenue North
(No. and Street)

Birmingham	AL	35303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank B. Falkenburg (205) 421-2393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren, Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank B. Falkenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

MONICA JENKINS VERCHER
Notary Public
Alabama State at Large

Notary Public

My Commission Expires
August 16, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

NBC SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2020

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
NBC Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 17, 2021

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	4,394,683
Deposits with clearing organizations		550,000
Receivables from brokers, dealers and clearing organizations		806,944
Income taxes receivable		249,374
Premises and equipment, net		98,222
Right-of-use lease asset		2,110,077
Other assets		358,898
TOTAL ASSETS	$	8,568,198
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to brokers, dealers and clearing organizations		237
Deferred income taxes		21,697
Right-of-use lease liability		2,110,077
Accounts payable, accrued expenses and other liabilities		1,571,023
TOTAL LIABILITIES	$	3,703,034
STOCKHOLDER'S EQUITY		
Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,629,298
Retained earnings		2,235,766
Total stockholder's equity		4,865,164
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,568,198

See notes to the Statement of Financial Condition.

NBC SECURITIES, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

1. Organization and Nature of Business

NBC Securities, Inc. (the Company) is a dually-registered broker-dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NBCS Holdings, L.P (Parent). The Company is an introducing broker and executes and clears securities transactions and provides the custody client assets primarily through RBC Capital Markets, LLC (RBC), as clearing broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2020, the Company had no cash equivalents.

Premises and Equipment

Premises and Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated.

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of Financial Condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America.

2. Significant Accounting Policies (continued)

Coronavirus

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At this point, the extent to which the coronavirus may impact our financial condition in future periods is uncertain.

Recently Adopted or Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize credit losses on financial instruments. The new accounting standard changes the way companies record losses on loans, loan commitments and other financial assets. The Company adopted this ASU effective January 1, 2020. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

The Company has a fully-disclosed clearing agreement with RBC Capital Markets, LLC; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with RBC. Deposits with clearing organizations consist of cash collateral that provides the Company with clearance and settlement of security transactions service. At December 31, 2020, the Company had $763,169 net receivable from RBC at month end and this balance was included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition. For financial assets measured at amortized cost, (e.g., cash equivalents and receivables from brokers, dealers and clearing organizations), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

At December 31, 2020, the Company had loans to financial advisors of $42,687 which are included in other assets on the Statement of Financial Condition. These loans are contingent upon affiliation with the firm and are generally offset by future broker commissions received and repaid on a fixed repayment schedule. In the event that the financial advisor is no longer affiliated with the firm, any unpaid balance of such loan becomes immediately due and payable to the firm. Also included in other assets is a receivable due the from Parent in the amount of $110,000. No allowance for credit losses is recorded on loans and amounts receivable based on the firm's historical collection experience and due to the nature and expected life of the contractual agreements.

Broker dealer receivables are generally received within 30 days. Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

2. Significant Accounting Policies (continued)

The Company may, at times, have income tax receivables from a taxing authority. Management has concluded that the amounts are fully collectible and therefore no allowance for credit loss is required.

The adoption of this accounting guidance did not have a material impact on the Company's statement of financial position.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2020, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2020 Statement of Financial Condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2020 consists of the following:

	Receivable	Payable
Receivables from brokers, dealers, and clearing organizations	$ 806,943	$ 237

4. Premises and Equipment, net

A summary of Premises and Equipment at December 31, 2020, was as follows:

Computer equipment	$ 349,743
Office equipment	282,529
Leasehold improvements	47,268
	679,540
Accumulated depreciation	(581,318)
Total premises and equipment, net	$ 98,222

5. Employee Benefit Plans

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 2% and 50% of the next 2% of each participant's contribution.

6. Related Parties

The Company has outstanding loans receivable from employees totaling $42,687 as of December 31, 2020, which are included in other assets in the Statement of Financial Condition. Under the terms of the related notes, the loans are forgiven on a monthly basis over the respective term of the loan dependent on the employee maintaining employment with the Company. During 2020, the Company recorded compensation expense totaling $132,720 related to the forgiveness of loans to employees and payments of $32,198. Also included in other assets is a receivable due the from Parent in the amount of $110,000.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances.

At December 31, 2020, the Company had net capital of $4,358,829 which was $4,108,829 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2020; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. Income Taxes

The Company has determined that it does not have any tax positions at December 31,2020 that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2019. The tax returns for the years ended December 31, 2018, and thereafter are subject to audit by the taxing authorities. The Company had overpayments of Federal and State income tax of $232,773 and $16,600 at December 31, 2020, respectively.

The components of Deferred Income Taxes included in other assets in the accompanying Statement of Financial Condition at December 31, 2020, were as follows:

Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (17,713)
Prepaid expenses	(35,175)
Deferred tax liability for excess GAAP asset basis	(740,099)
Total deferred tax liabilities	(792,987)

8. Income Taxes (continued)

Deferred tax assets:	
Deferred tax asset for excess GAAP liability basis	740,099
Net operating loss carryforward	289,014
Valuation allowance	(257,823)
Total deferred tax asset	771,290
Net deferred tax liabilities	$ (21,697)

At December 31, 2020, the Company had $0 federal and an estimated $479,848 state net operating loss the Company expects to be used prior to expiration and $3,966,515 carry over that is expected to expire from June 30, 2025 through December 31, 2030.

9. Commitments, Contingencies and Guarantees

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. Based on information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

NBCS Holdings, L.P. (Parent) "Borrower" entered into a business loan agreement with ServisFirst Bank (Bank) on October 2, 2020. The loan is guaranteed by a payment and performance guaranty agreement by the Company, collectively with the Guarantors, jointly and severally, guaranteeing to Bank the payment and performance of all obligations of Borrower to Bank. In accordance with Accounting Standards Codification (ASC) 406 "Guarantees", the Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement.

10. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2020.

11. Operating Lease Obligations

The Company is obligated under various operating leases for the rental of office space throughout the U.S. All such leases are operating leases. Some of the Company's lease arrangements contain lease components (minimum lease payments) and non-lease components (real estate tax, maintenance, etc.). The Company believes that the leased properties are suitable and adequate to meet anticipated and current requirements for business operations.

11. Operating Lease Obligations (continued)

As the Company's leases do not provide an implicit interest rate, the Company applied a 5.5% discount rate (Prime rate at time of adoption of ASC 842) as its incremental borrowing rate (IBR) in determining the present value of the lease payments for agreements entered into through December 31, 2020. The present value of future lease payments will be determined using the current Prime rate + .50% as the IBR.

The Company's leases have various remaining lease terms of 8 months to 6.17 years, some of which include options to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right-of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Leases with terms of less than 12 months are considered short-term leases and are not recorded in the Statement of Financial Condition, in compliance with ASC 842. Lease expense is included in occupancy and equipment on the Statement of Income.

The amount, timing and cash flows arising from the Company's operating lease obligations at December 31, 2020, were as follows:

Weighted-average remaining lease term (years)		4.38
Weighted-average discount rate		5.5%
Minimum future lease payments under operating leases:		
2021	$	675,669
2022		519,059
2023		425,009
2024		377,070
2025		229,109
Thereafter		143,993
Total undiscounted operating lease payments		2,369,909
Less: Imputed interest		(259,832)
Present value of operating lease liabilities at December 31, 2020		2,110,077
Cash paid for amounts included in the measurement of lease liabilities		581,184
New right-of-use assets recognized during period		(1,877,667)
Right-of-use asset recognized at January 1, 2020	$	813,594